From the Desk of

Larry Pino, Esquire

February 24, 2022

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	SEC Oral Comments February 24, 2022

Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed February 7, 2022

File No. 024-11706

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 3 to Offering Statement on Form 1-A filed February 7, 2022 (the “Offering Statement Amendment No. 3”).

The following are the Company’s clarifications to the Offering Statement Amendment No. 3 in response to oral comments on February 24, 2022 (the “Commission’s Comments”) and prior correspondence and conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Offering Statement on Form 1-A Amendment No. 4, dated February 24, 2022 (the “Offering Statement Amendment No. 4”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Statement based on the Commission’s February 24, 2022 Oral Comments and discussions with the Staff

The following modifications have been included in the Offering Statement Amendment No. 4 for the purpose of updating and revising certain information based on the Commission’s oral Comments based on its review of the Offering Statement and subsequent discussions with the Staff:

Amendment No. 3 to Offering Statement on Form 1-A filed February 7, 2022

Financial Statements, page F-1

Upon further review we have come to believe that the inclusion of unaudited, semi-annual interim Holdco financial statements in this offering, as well as any Issuer unaudited 1-SA is not applicable under the appropriate “Asset Concentration” treatment.

Consequently, the aforementioned semi-annual interim Holdco financial statements as of June 30, 2021 for each of the Tuscan Gardens communities have been removed from the Offering.

For the avoidance of doubt, the Company will provide annual, audited Holdco financial statements as part of its 1-K filings.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm